UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

CHINA SHENGDA PACKAGING GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

16950V 107

(CUSIP Number)

Nengbin Fang
No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
 People’s Republic of China
 (86) 571-82838805

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16950V 107

1.	NAMES OF REPORTING PERSONS
NENGBIN FANG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA
NUMBER OF	7.	SOLE VOTING POWER	5,206,308
SHARES	8.	SHARED VOTING POWER	0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER	5,206,308
OWNED BY EACH	10.	SHARED DISPOSITIVE POWER	0
REPORTING
PERSON WITH
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,206,308(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.42%(2)
14.	TYPE OF REPORTING PERSON
IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 20,956,308 shares of Common Stock.

(2) Based on 38,790,811 shares of Common Stock outstanding as of October 15, 2012 (as provided by the Issuer).

CUSIP No. 16950V 107

1.	NAMES OF REPORTING PERSONS
WUXIAO FANG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA
NUMBER OF	7.	SOLE VOTING POWER	11,550,000
SHARES	8.	SHARED VOTING POWER	0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER	11,550,000
OWNED BY	10.	SHARED DISPOSITIVE POWER	0
EACH
REPORTING
PERSON WITH
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,550,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.78%(2)
14.	TYPE OF REPORTING PERSON
IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 20,956,308 shares of Common Stock.

(2) Based on 38,790,811 shares of Common Stock outstanding as of October 15, 2012 (as provided by the Issuer).

CUSIP No. 16950V 107

1.	NAMES OF REPORTING PERSONS
CONGYI FANG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA
NUMBER OF	7.	SOLE VOTING POWER	4,200,000
SHARES	8.	SHARED VOTING POWER	0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER	4,200,000
OWNED BY	10.	SHARED DISPOSITIVE POWER	0
EACH
REPORTING
PERSON WITH
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,200,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.83%(2)
14.	TYPE OF REPORTING PERSON
IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 20,956,308 shares of Common Stock.

(2) Based on 38,790,811 shares of Common Stock outstanding as of October 15, 2012 (as provided by the Issuer).

This Schedule 13D is filed jointly by Mr. Nengbing Fang (“Chairman”), Mr. Wuxiao Fang (“Fang Father”) and Ms. Congyi Fang (“Fang Sister"). Chairman and Fang Sister are children of Fang Father. Chairman, Fang Father and Fang Sister are collectively referred to herein as the “Reporting Persons.”

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of China Shengda Packaging Group Inc., a Nevada corporation (the “Company” or the “Issuer”), and amends and supersedes the information provided (1) by Chairman in the Schedule 13D initially filed with the United States Securities and Exchange Commission (the “SEC”) on December 16, 2010, as amended on June 21, 2011, (2) by Fang Father in the Schedule 13D initially filed with the SEC on December 16, 2010 and (3) by Fang Sister in the Schedule 13D initially filed with the SEC on December 16, 2010.

ITEM 1	SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

ITEM 2	IDENTITY AND BACKGROUND

(a)-(f). This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Nengbing Fang is a citizen of the People’s Republic of China and his principal occupation is the chairman of the board of directors of the Issuer. He became the Issuer’s Chairman on April 8, 2010. Mr. Nengbing Fang’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Mr. Wuxiao Fang is a citizen of the People’s Republic of China and his principal occupation is a consultant of the Issuer. Mr. Wuxiao Fang’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

Ms. Congyi Fang is a citizen of the People’s Republic of China and her principal occupation is director and vice president of the Issuer. Ms. Congyi Fang’s business address is No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China.

During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons anticipate that at the price per share of Common Stock set forth in the Chairman’s Proposal (as defined and further described in Item 4 below), approximately US$24.97 million will be expended in acquiring 17,834,503 outstanding shares of Common Stock owned by shareholders of the Issuer other than the Reporting Persons (the “Publicly Held Shares”). This amount excludes the estimated transaction costs associated with the purchase of the Publicly Held Shares.

The Reporting Persons intend to finance the purchase of the Publicly Held Shares with a combination of debt and equity financing.

ITEM 4	PURPOSE OF TRANSACTION

On October 15, 2012, the Chairman submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) for the acquisition of all of the Publicly Held Shares for cash consideration of US$1.40 per share of Common Stock (the “Proposed Transaction”). The Chairman also stated in the Proposal that he is interested only in acquiring shares of Common Stock that he and his family members do not already own, and he does not intend to sell his stake in the Issuer to a third party.

The Chairman intends to finance the Proposed Transaction with a combination of debt and equity capital. The Chairman will immediately commence discussions with potential sources of financing (both debt and equity) and with certain stockholders of the Issuer, and may make agreements with them relating to possible investments in the Proposed Transaction.

The Chairman indicated in the Proposal that he is prepared to negotiate and finalize definitive documentation for the Proposed Transaction very promptly, and that such documentation will provide for covenants and conditions typical and appropriate for transactions of this type.

If the Proposed Transaction is completed, the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board of the Issuer (as the surviving company in a merger), and a change in the Issuer’s articles of association and bylaws to reflect that the Issuer would become a privately held company.

Any of the Reporting Persons, on the one hand, or the Issuer, on the other hand, may at any time prior to the execution of definitive documentation decide not to pursue the Proposed Transaction. The Chairman reserves the right to modify the Proposal in any way as a result of negotiations or to withdraw the Proposal at any time.

Except as indicated above and elsewhere herein, none of the Reporting Persons has any present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of the instructions to Item 4 on Schedule 13D (although they reserve the right to develop such plan or proposal).

The foregoing summary of certain provisions of the Proposal is not intended to be complete. References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal itself, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference as if set forth in its entirety.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The Chairman has sole voting and dispositive power over 5,206,308 shares of Common Stock, representing 13.42% of the outstanding shares of the Common Stock (based on 38,790,811 shares of Common Stock outstanding as of October 15, 2012, as provided by the Issuer). Fang Father has sole voting and dispositive power over 11,550,000 shares of Common Stock, representing 29.78% of the outstanding shares of the Common Stock (based on 38,790,811 shares of Common Stock outstanding as of October 15, 2012, as provided by the Issuer). Fang Sister has sole voting and dispositive power over 4,200,000 shares of Common Stock, representing 10.83% of the outstanding shares of the Common Stock (based on 38,790,811 shares of Common Stock outstanding as of October 15, 2012, as provided by the Issuer).

By virtue of the transactions described in Item 4, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 20,956,308 shares of Common Stock, representing 54.02% of the outstanding shares of the Common Stock (based on 38,790,811 shares of Common Stock outstanding as of October 15, 2012, as provided by the Issuer).

(c) Except as described above, the Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d) –(e) Not applicable.

ITEM 6	CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Proposal, which has been field as Exhibit 7.02 to this statement, is incorporated herein by reference in its entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated October 29, 2012
Exhibit 7.02	Non-Binding Proposal Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2012

Nengbin Fang

By: /s/ Nengbin Fang
Name: Nengbin Fang

Dated: October 29, 2012

Wuxiao Fang

By: /s/ Wuxiao Fang
Name: Wuxiao Fang

Dated: October 29, 2012

Congyi Fang

By: /s/ Congyi Fang
Name: Congyi Fang

EXHIBIT INDEX

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated October 29, 2012
Exhibit 7.02	Non-Binding Proposal Letter